FOR IMMEDIATE RELEASE











                                                               October 26, 2005
                                                          ADVANTEST CORPORATION
                               (Toshio Maruyama, Representative Board Director,
                                                             President and CEO)
                                   (Stock Code Number: 6857, TSE first section)
                                                     (Ticker Symbol: ATE, NYSE)



CONTACT:
Hiroshi Nakamura
(Manager, Accounting Department)
Phone: +81-(0)3-3214-7500

       Revision of Earnings Forecast for the Fiscal Year Ending March 2006

In light of recent changes in business performance, we hereby revise the FY 2005 Interim Non-Consolidated earnings forecast and the Non-Consolidated earnings forecast for the fiscal year ending March 2006, which were released on April 26, 2005, as follows:

[Non-Consolidated Earnings] (Parent Company only)

1. FY 2005 Interim (April 1, 2005 to September 30, 2005)

                                                                                                    (in millions of yen)
------------------------------------------------------------------------------------------------------------------------
                                                       Net Sales             Ordinary Income               Net Income
------------------------------------------------------------------------------------------------------------------------
Previous forecast (A)
                                                         95,000                   19,000                         12,000
(As of April 26, 2005)
------------------------------------------------------------------------------------------------------------------------
Revised forecast (B)                                    101,484                   24,589                         16,524
------------------------------------------------------------------------------------------------------------------------
Difference (B-A)                                          6,484                    5,589                          4,524
------------------------------------------------------------------------------------------------------------------------
Percentage change                                          6.8%                    29.4%                          37.7%
------------------------------------------------------------------------------------------------------------------------
FY 2004 Interim results                                 121,065                   30,185                         18,684
------------------------------------------------------------------------------------------------------------------------

2. FY 2005 (April 1, 2005 to March 31, 2006)
                                                                                                    (in millions of yen)
------------------------------------------------------------------------------------------------------------------------
                                                        Net Sales             Ordinary Income               Net Income
------------------------------------------------------------------------------------------------------------------------
Previous forecast (A)
                                                        205,000                   44,000                         28,000
(As of April 26, 2005)
------------------------------------------------------------------------------------------------------------------------
Revised forecast (B)                                    210,000                   48,000                         31,000
------------------------------------------------------------------------------------------------------------------------
Difference (B-A)                                          5,000                    4,000                          3,000
------------------------------------------------------------------------------------------------------------------------
Percentage change                                          2.4%                     9.1%                          10.7%
------------------------------------------------------------------------------------------------------------------------
FY 2004 results                                         203,315                   43,365                         28,421
------------------------------------------------------------------------------------------------------------------------

3. Reasons for the above Revisions

At the second quarter of FY 2005, overseas sales exceeded our previous forecast and that resulted in increases in both sales and profits. In addition, due to an increase in dividend income from our subsidiaries, etc., we predict that an ordinary income and current net income will exceed our previous forecast. We therefore revise the earnings forecast as above.



* Cautionary Statement with Respect to Forward-Looking Statements

This document contains "forward-looking statements" that are based on Advantest's current expectations, estimates and projections. These forward-looking statements are subject to known and unknown risks, uncertainties and other factors that may cause Advantest's actual results, levels of activity, performance or achievements to be materially different from those expressed or implied by such forward-looking statements. These factors include : (i) changes in demand for the products and services produced and offered by Advantest's customers, including semiconductors, communications services and electronic goods; (ii) circumstances relating to Advantest's investment in technology, including its ability to timely develop products that meet the changing needs of semiconductor manufacturers and communications network equipment and components makers and service providers; (iii) significant changes in the competitive environment in the major markets where Advantest purchases materials, components and supplies for the production of its products or where its products are produced, distributed or sold; and (iv) changes in economic conditions, currency exchange rates or political stability in the major markets where Advantest procures materials, components and supplies for the production of its principal products or where its products are produced, distributed or sold. A discussion of these and other factors which may affect Advantest's actual results, levels of activity, performance or achievements is contained in the "Operating and Financial Review and Prospects", "Key Information - Risk Factors" and "Information on the Company" sections and elsewhere in Advantest's annual report on Form 20-F, which is on file with the United States Securities and Exchange Commission.